MAIL STOP 0511

									December 8, 2004

Mr. Ronald Mercier, President
M.E.R. Corporation
2400, 10303 Jasper Avenue
Edmonton, Alberta T5J 3T8
CANADA

Re:	M.E.R. Corporation
      Registration Statement on Form SB-2/A#1
File No. 333-119223
      Filed November 10, 2004

Dear Mr. Mercier,

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The red-lined version of the amendment did not actually reflect the true extent of the changes to the amendment. In future, please ensure that all red-lined amendments you submit completely and accurately reflect the additions and deletions contained in the revised document.

2.
We note the reference throughout the prospectus to offering expenses paid to date of $10,979.60. Please revise the disclosure to indicate the total estimated offering expenses, in addition to the amount paid to date. Also, please revise the offering expenses table in part II of the registration statement as appropriate.

Risk Factors, page 6

3. Please add back the first risk factor discussing the fact that the company has no operating history and the resultant risk to the company and/or investors. See Item 503(c)(1)(i) of Regulation S-
B.

4. The description of the Rule 419 process contained in the first risk factor should be revised. Rule 419 states that the company must file a post-effective amendment, which must then be declared effective, prior to submitting the transaction to shareholders for confirmation. Also, please state the particularized risk to the company and/or investors contemplated as per the revision, or delete.

5. We reissue prior comment 19 and again direct your attention to Rule 419(b)(2)(iii) that deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities. Please revise your disclosure throughout the prospectus to indicate whether interest will be paid on the escrow account.

6. As requested in prior comment 20, please revise the fifth risk factor subheading to reflect the risk discussed in the narrative.

7. We partially re-issue our prior comment 25. Please reconcile your reference to an 18-month offering period with your disclosure elsewhere of an initial 90-day period with the possibility of an additional 90-day extension.

8. We reissue prior comment 26.  Please reconcile your statement that
operations and other capital needs will be "nominal" over the next
18
months with the discussion contained in the section entitled "Structuring and Closing a Merger or Acquisition with a Prospective
Candidate" section, where it is stated that "It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant merger and acquisition agreements, disclosure documents and other instruments will require substantial management time and attention and significant fees and expenses for attorneys, accountants and others."

9. Additionally, as also requested in our prior comment 27, please state the particularized risk to the company and/or investors contemplated by the discussion in risk factor 7, and disclose whether
Mr. Mercier is legally obligated to provide the funds.

10.
It appears that the subheading for risk factor 7 is inconsistent with the narrative. You state that your ability to continue as a going concern could be affected by your need for additional capital but then state that you will not require any additional funds beyond those to be provided by Mr. Mercier. Please reconcile the narrative and subheading, along with the discussion in your Plan of Operation on page 14.

11. We partially reissue our prior comment with respect to risk factor 13 relating to potential conflicts. Please disclose how such future conflicts will be resolved.

Use of Proceeds, page 10

12. Please reconcile the disclosure in this section that offering expenses were paid from the initial capital contribution from Mr.
Mercier with the financial statements, indicating the initial capital contribution was used to pay organizational costs.

Description of Business, page 12

13. We partially reissue our prior comment 46 with respect to disclosure whether existing corporate policy permits related party transactions. If corporate policy does not permit such related party transactions, explain the basis for such policy, whether it be a corporation bylaw, a board or shareholder resolution, or an agreement or understanding among management. Further, add disclosure as to whether management is aware of any circumstances under which this policy, through their own initiative, may be changed. Consider adding a risk factor if necessary. If there is a present potential for a related party transaction mentioned above, please explain fully the circumstances under which such a transaction may occur.
Please
discuss fully the non-arms-length nature of such transactions and disclose whether or not an independent appraisal of the value of the business or company will be obtained in the event a related party transaction is contemplated.

14. We direct your attention to the paragraph disclosing that
"compensation may be paid or profit transactions may occur ...."
Please disclose who will pay for these expenses.

Your Rights and Substantive Protections Under Rule 419, page 18

15. We reissue prior comment 52. Please disclose all material terms of the escrow agreement. For instance, clarify whether interest or dividends will be earned on the escrowed funds by investors or the company. See also the indemnification provision and the fees and expenses to be paid to the escrow agent.

Description of Property, page 21

16. We reissue our prior comment 56. Please confirm that the address provided on the facing page of the registration statement is currently the physical address of the company`s principal executive offices. We note that your disclosure that Mr. Mercier operates his own independent real estate broker operation, which he conducts through Fullcorp Realty and Property Management. Fullcorp appears to be located at 11252 119 St NW # 201, Edmonton, Alberta T5G 2X3, rather than the address stated in the registration statement. The building address and suite number provided in the registration statement appears to be occupied by law firm. Please disclose any affiliation with the law firm. Please advise or revise the disclosure in this section. We may have further comment.

Plan of Distribution, page 26

17. Please clarify the disclosure in this section to indicate that the shares will be deposited in the escrow account as required by Rule 419(b)(3) of Regulation C.

18. We reissue our prior comment 61. Contrary to your cover letter, this issue is not addressed in the second paragraph of this section.
Please address whether Mr. Mercier is subject to a statutory disqualification. See Rule 3a4-1(a)(1) for guidance.

Exemption from State Registration, page 27

19. We reissue our prior comment 62. Please disclose the states in which the securities may be sold in this primary offering. You should also identify the states in which you have applied to register your securities, or have obtained or will seek to obtain an exemption from registration.

20. We note the statement that you intend to register this offering in Nevada. Please disclose whether you plan to register with Nevada before effectiveness of this registration statement. We may have further comment.

Part II
Recent Sales of Unregistered Securities, page II-3

21. We reissue our prior comment 66. Contrary to your cover letter, this section has not been revised to state the specific exemptions relied upon. Please disclose which rule under Regulation D you relied upon for the private transaction.

Signatures

22. We reissue our prior comment 68. Please also have Mr. Mercier sign in the capacity of controller or principal financial officer. See instructions for signatures in Form SB-2.

Exhibits
Subscription Agreement

23. Please file the revised Subscription Agreement as an exhibit so that we may review your responses to our prior comment 70 through 73.

Escrow Agreement

24. We reissue prior comment 74. Please file the revised escrow agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Solomon Cromwell at (202) 942-2876 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	William D. O`Neal
	Fax (602) 267-3855



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M.E.R. Corporation
December 8, 2004
Page 1